Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2026 and 2025. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at March 31, 2026   and for the three-month periods ended March 31, 2026 and 2025, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2026 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including drydocking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at March 31, 2026:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Name
Globus Shipmanagement Corp.	Marshall Islands	-	- (1)
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	August 20, 2024	m/v GLBS Might (2)
Paralus Shipholding S.A.	Marshall Islands	September 20, 2024	m/v GLBS Magic (2)
Dulac Maritime S.A.	Marshall Islands	November 19, 2024	m/v GLBS Angel
Domina Maritime Ltd.	Marshall Islands	December 3, 2024	m/v GLBS Gigi
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012
Devocean Maritime Ltd.	Marshall Islands	-	-
Artful Shipholding S.A.	Marshall Islands	-	-
Glomarops Limited	Marshall Islands	-	- (3)

(1)	Management Company.
(2)	Subject to sale and bareboat back arrangements which account as financing arrangements.
(3)	Payment centre.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income while the portion of time charter revenues related to technical management services are recognized in accordance with IFRS 15. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $4,351 and $4,799 for the periods ended March 31, 2026 and 2025, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $7,897 and $3,820 for the periods ended March 31, 2026 and 2025, respectively.

The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the   condensed consolidated statement of comprehensive income/(loss) under management & consulting fee income.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements and are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Gain on sale of bunkers, net

In addition to voyage expenses, the Company may also record a gain from bunkers which results mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimated the residual values of our vessels to be $480 per lightweight.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is calculated based on the Term SOFR rate and applicable margin.

Gain/(Loss) on derivative financial instruments

The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow. The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain/ (Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss). Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain/(Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss).

Gain on Sale of Vessels

Gain or loss on the sale of vessels is the residual value remaining after deducting from the vessels’ sale proceeds, the carrying value of the vessels at the respective date of delivery to their new owners and the total expenses associated with the sale.

Selected Information

Our selected consolidated financial and other data for the three-month period ended March 31, 2026 and 2025 and as at March 31, 2026 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as at December 31, 2025, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Income/(Loss) Data

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2026	2025
	(unaudited)
Voyage revenues	12,248	8,619
Total Revenues	12,248	8,619

Voyage expenses	(207)	(520)
Gain on sale of bunkers, net	493	-
Vessel operating expenses	(4,165)	(4,711)
Depreciation	(2,474)	(2,481)
Depreciation of drydocking costs	(1,044)	(1,262)
Administrative expenses	(1,366)	(1,197)
Administrative expenses payable to related parties	(781)	(185)
Gain from sale of vessel	-	2,137
Other loss, net	(24)	(35)
Operating income	2,680	365
Interest income	184	378
Interest expense and finance costs	(1,756)	(2,152)
Gain / (Loss) on derivative financial instruments, net	4	(23)
Foreign exchange losses, net	(23)	(50)
Total finance costs, net	(1,591)	(1,847)
Total income/(loss) and total comprehensive income/(loss) for the period	1,089	(1,482)

Basic & diluted income/(loss) per share for the period (1) (unaudited)	0.05	(0.07)
EBITDA (2) (unaudited)	6,179	4,035
Adjusted EBITDA (2) (unaudited)	6,198	1,971

(1) The weighted average number of shares (basic and diluted)   for the three-month period ended March 31, 2026 was 21,582,301 and for the same period in 2025, was 20,582,301.

(2) Earnings / (losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of total income/(loss), adjusted for interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents the sum of total income/(loss) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, impairment / reversal of impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to total comprehensive income or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a defined measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

»     EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

»     EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

»    EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

»    other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Total comprehensive income/(loss) to EBITDA and Adjusted EBITDA Reconciliation

	Period Ended March 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2026 (Unaudited)	2025 (Unaudited)
Total comprehensive income/(loss) for the period	$1,089	$(1,482)
Interest and finance costs, net	1,572	1,774
Depreciation	2,474	2,481
Depreciation of drydocking costs	1,044	1,262
EBITDA (unaudited)	$6,179	$4,035
(Gain) / Loss on derivative financial instruments	(4)	23
Foreign exchange losses, net	23	50
Gain from sale of vessel	-	(2,137)
Adjusted EBITDA (unaudited)	$6,198	$1,971

Balance Sheets Data

(In thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2026	2025
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	229,770	233,191
Advances for vessel acquisition	22,574	22,573
Other non-current assets	3,050	2,085
Total non-current assets	255,394	257,849
Cash and bank balances and bank deposits	27,585	26,254
Other current assets	7,671	4,717
Total current assets	35,256	30,971
Total assets	290,650	288,820
Total equity	177,083	175,994
Total debt & Financial liabilities net of unamortized debt discount	107,330	109,245
Other liabilities	6,237	3,581
Total liabilities	113,567	112,826
Total equity and liabilities	290,650	288,820

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2026	2025
	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	4,858	905
Net cash generated from investing activities	159	8,706
Net cash used in financing activities	(3,686)	(5,358)

	Three months ended March 31,
	2026	2025
	(Unaudited)
Ownership days (1)	810	885
Available days (2)	810	878
Operating days (3)	798	864
Fleet utilization (4)	98.5%	98.5%
Average number of vessels (5)	9.0	9.8
Daily time charter equivalent (TCE) rate (6)	$15,706	$9,370
Daily operating expenses (7)	$5,142	$5,321

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances and the days during which the vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our operating days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Effective the first quarter of 2026, we have changed and redefined the way that we calculate TCE to include in operating days — rather than exclude — the days that vessels are seeking employment, and we now calculate TCE based on the number of operating days instead of available days. We have determined to make these changes because they align better to how many other public companies define TCE, which provides investors with consistency. We also believe that calculating fleet utilization based on the number of days that the vessels were available to be hired, even if seeking employment, provides more meaningful information to investors.  We have recalculated and recast the previous periods’ TCE rates using this new definition and methodology. The figures herein may not be consistent with our previously disclosed TCE and related figures in previous periods due to these changes.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended March 31,
	2026	2025
	(Unaudited)
Voyage revenues	$12,248	$8,619
Plus: Gain on sale of bunkers, net	$493	-
Less: Voyage expenses	$207	$520
Net voyage revenues	$12,534	$8,099
Operating days	798	864
Daily TCE rate (1)	$15,706	$9,370

(1) Subject to rounding.

Recent Developments

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and several countries that host U.S. military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. The Company has assessed the potential implications of these events on its operations, financial position and performance. Based on information currently available, including the continuation of core business activities, management concluded that there was no significant impact on the Company's operations, financial position or performance during the three-month period ended March 31, 2026. As the situation continues to unfold, it is not practicable to reliably estimate their full financial effect, if any, on future reporting periods.

Three-month period ended March 31, 2026 compared to the three-month period ended March 31, 2025.

Total comprehensive income for the three-month period ended March 2026 amounted to $1.1 million   or $0.05 basic and diluted income per share based on 21,582,301 weighted average number of shares, compared to total comprehensive loss of $1.5 million for the same period last year or $0.07 basic and diluted loss per share based on 20,582,301 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive income during the three-month period ended March 31, 2026 compared to the three-month period ended March 31, 2025 (expressed in $000’s):

3-month period of 2026 vs 3-month period of 2025

Net loss and total comprehensive loss for the 3-month period of 2025	(1,482)
Increase in Voyage revenues	3,629
Decrease in Voyage expenses	313
Increase in Gain on sale of bunkers, net	493
Decrease in Vessels operating expenses	546
Decrease in Depreciation	7
Decrease in Depreciation of drydocking costs	218
Increase in Total administrative expenses	(765)
Decrease in gain from sale of vessel	(2,137)
Decrease in Other expenses, net	11
Decrease in Interest income	(194)
Decrease in Interest expense and finance costs	396
Decrease in loss on derivative financial instruments	27
Decrease in Foreign exchange losses, net	27
Net income and total comprehensive income for the 3-month period of 2026	1,089

Voyage revenues

During the three-month period ended March 31, 2026 and 2025, our Voyage revenues reached $12.2 million and $8.6 million respectively. The 42% increase in Voyage revenues is mainly attributed to the increase of the daily Time Charter Equivalent rate (TCE) from $9,370 per vessel per day for the three-month period ended March 31, 2025, to $15,706 per vessel per day for the same period in 2026, corresponding to an increase of 68%.

Voyage expenses

Voyage expenses reached $0.2 million during the three-month period ended March 31, 2026, compared to $0.5 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the three-month period ended March 31, 2026 and 2025, are analyzed as follows:

In $000’s	2026	2025
Commissions	154	111
Bunkers	-	286
Other voyage expenses	53	123
Total	207	520

The decrease in Voyage expenses is attributed to the decreased bunker expenses which in turn are attributed to the decreased drydocking days of the vessels during the three-month period ended March 31, 2026 compared to the same period in 2025.

Gain on sale of bunkers, net

During the three-month period ended March 31, 2026, we recognized a gain of approximately $0.5 million from bunkers. This resulted mainly from the difference in the value of bunkers paid by us when the vessel is redelivered from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold when the vessel is delivered to a new charterer. For the three-month period ended March 31, 2025, no gain from bunkers had been recognized.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $4.2 million during the three-month period ended March 31, 2026, compared to $4.7 million during the same period last year. The breakdown of our operating expenses for the three-month period ended March 31, 2026 and 2025 was as follows:

	2026	2025
Crew expenses	61%	58%
Repairs and spares	14%	12%
Insurance	7%	7%
Stores	9%	12%
Lubricants	7%	7%
Other	2%	4%

Average daily operating expenses during the three-month periods ended March 31, 2026 and 2025 were $5,142 per vessel per day and $5,321 per vessel per day respectively, corresponding to a decrease of 3%.

Depreciation

Depreciation charge during the three-month periods ended March 31, 2026 and 2025, amounted to $2.5 million.

Depreciation of drydocking costs

Depreciation of drydocking costs during the three-month period ended March 31, 2026, decreased to $1.0 million compared to $1.3 million during the three-month period ended March 31, 2025. The 23% decrease is mainly attributed to the decrease from an average of 9.8 vessels during the three-month period ended March 31, 2025, to an average of 9.0 vessels for the same period in 2026.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties, increased to $2.1 million during the three-month period ended March 31, 2026 compared to $1.4 million for the same period in 2025. The increase is mainly attributed to the accrual of approximately $0.6 million as at March 31, 2026, which related to the one-time bonus of $2 million   that was awarded on February 26, 2026 to a consulting company affiliated with our Chief Executive Officer, half of which is payable immediately upon the delivery of the newbuilding vessel S3012 (i.e., the vessel constructed by Nihon Shipyard Co. in Japan pursuant to the agreement dated August 18, 2023) and the balance at the delivery of Hull SK 192 (i.e., the vessel constructed by Nihon Shipyard Co. in Japan pursuant to the other agreement dated August 18, 2023), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such delivery  .

Gain from sale of vessel

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The total gain from the sale of the vessel reached the $2.1 million. The vessel was delivered to her new owners on March 17, 2025.

Interest expense and finance costs

Interest expense and finance costs reached $1.8 million during the three-month period ended March 31, 2026, compared to $2.2 million in the same period of 2025. Interest expense and finance costs for the three-month periods ended March 31, 2026 and 2025, are analyzed as follows:

In $000’s	2026	2025
Interest payable on long-term borrowings and financial liabilities	1,574	1,983
Bank charges	19	12
Operating lease liability interest	16	13
Amortization of debt discount	65	91
Amortization of gain of Loan modification	74	44
Other finance expenses	8	9
Total	1,756	2,152

As at March 31, 2026 and 2025, we and our vessel-owning subsidiaries had outstanding borrowings under our loan agreements and financial liabilities of $108.3 million and $115.0 million, respectively, gross of unamortized debt discount. The decrease is mainly attributable to repayments of outstanding principal. In addition, the weighted average interest rate decreased from 6.76% during the three-month period ended March 31, 2025 to 5.84% for the corresponding period in 2026, primarily due to lower 3-month Term SOFR rates.

Gain/(Loss) on derivative financial instruments

In connection with the loan facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), the Company entered into an interest rate swap agreement on May 10, 2021. For the three-month periods ended March 31, 2026 and 2025, the Company recognized a gain of approximately $2 thousand and a loss of approximately $6 thousand, respectively, net of interest for the period, based on the valuation of the interest rate swap. Such amounts are included in the condensed consolidated statement of comprehensive income/(loss).

In connection with the deed of accession, amendment and restatement of the CIT loan facility in August 2022, pursuant to which an additional borrower acceded to the facility and the total loan commitment increased from $34.25 million to $52.25 million, the Company entered into an additional swap agreement to enable the new borrower to enter into separate hedging transactions with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

For the three-month periods ended March 31, 2026 and 2025, the Company recognized a gain of approximately $2 thousand and a loss of approximately $16 thousand, respectively, net of interest for the period, based on the valuation of this additional interest rate swap. Such amounts are included in the condensed consolidated statement of comprehensive income/(loss)

Liquidity and capital resources

As at March 31, 2026, and December 31, 2025, our cash and bank balances and bank deposits (including restricted cash) were $30.0 and $28.7 million, respectively.

As at March 31, 2026, the Company reported a working capital surplus of $22  .0 million and was in compliance with the covenants included in the CIT loan facility and Marguerite Maritime S.A. loan facility.

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

The above conditions indicate that the Company is expected to be able to operate as a going concern.

Net cash generated from operating activities for the three-month period ended March 31, 2026 was $4.9 million compared to $0.9 million during the respective period in 2025. The increase in our cash generated from operating activities was mainly attributed to the increase in the Company’s Voyage revenues by $3.6 million.

Net cash generated from investing activities for the three-month period ended March 31, 2026 was $0.2 million compared to $8.7 million during the respective period in 2025. The decrease in our cash generated from investing activities was mainly attributed to the net proceeds from the sale of m/v River Globe in 2025, amounting to $8.4 million.

Net cash used in financing activities during the three-month period ended March 31, 2026 and the three-month period ended March 31, 2025 were as follows:

	Three months ended March 31,
In $000’s	2026	2025
	(Unaudited)
Repayment of long-term debt and financial liabilities	(2,014)	(2,165)
Prepayment of long-term debt	-	(1,879)
(Increase)/decrease in restricted cash	-	708
Repayment of lease liability	(82)	(73)
Interest paid	(1,590)	(1,949)
Net cash used in financing activities	(3,686)	(5,358)

As at March 31, 2026 and 2025, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements and Financial liabilities of an aggregate of $108.3 and $115 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income/(Loss) for the three-month periods ended March 31, 2026 and 2025	F-2

Condensed Consolidated Statement of Financial Position as at March 31, 2026 (Unaudited) and December 31, 2025	F-3

Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the three-month periods ended March 31, 2026 and 2025	F-4

Unaudited Interim Condensed Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2026 and 2025	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-15

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

For the three-months ended March 31, 2026 and 2025

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Three months ended March 31,
	Notes	2026	2025
REVENUES:
Voyage revenues	10	12,248	8,619
Total Revenues		12,248	8,619

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses, net		(207)	(520)
Gain on sale of bunkers, net		493	-
Vessel operating expenses		(4,165)	(4,711)
Depreciation	5, 10	(2,474)	(2,481)
Depreciation of drydocking costs	5	(1,044)	(1,262)
Administrative expenses		(1,366)	(1,193)
Administrative expenses payable to related parties		(781)	(189)
Gain from sale of vessel	5	-	2,137
Other loss, net		(24)	(35)
Operating income		2,680	365

Interest income		184	378
Interest expense and finance costs		(1,756)	(2,152)
Gain / (Loss) on derivative financial instruments, net		4	(23)
Foreign exchange losses, net		(23)	(50)

TOTAL INCOME/(LOSS) FOR THE PERIOD		1,089	(1,482)
Other Comprehensive Income		-	-
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		1,089	(1,482)

Income/ (Loss) per share (U.S.$):
- Basic and Diluted income/(loss) per share for the period	7	0.05	(0.07)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2026 and December 31, 2025

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		March 31,	December 31,
ASSETS	Notes	2026	2025
		(Unaudited)
NON-CURRENT ASSETS
Vessels, net	5	229,770	233,191
Advances for vessel purchase	10	22,574	22,573
Office furniture and equipment, net		67	75
Right of use asset	10	973	-
Restricted cash	3	2,000	2,000
Other non-current assets		10	10
Total non-current assets		255,394	257,849
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	11	33	113
Trade receivables, net		1,821	654
Inventories		2,624	2,217
Prepayments and other assets		2,743	1,283
Restricted cash	3	450	450
Cash and cash equivalents	3	27,585	26,254
Total current assets		35,256	30,971
TOTAL ASSETS		290,650	288,820

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	86	86
Share premium	6	285,742	285,742
Accumulated deficit		(108,745)	(109,834)
Total equity		177,083	175,994
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	50,318	51,735
Financial liabilities, net of current portion	8	49,055	49,528
Provision for staff retirement indemnities		267	253
Lease liabilities		624	-
Total non-current liabilities		100,264	101,516
CURRENT LIABILITIES
Current portion of long-term borrowings	8	6,056	6,097
Current portion of financial liabilities	8	1,901	1,885
Trade accounts payable		3,155	1,967
Accrued liabilities and other payables		1,429	913
Current portion of lease liabilities	10	356	-
Deferred revenue		406	448
Total current liabilities		13,303	11,310
TOTAL LIABILITIES		113,567	112,826
TOTAL EQUITY AND LIABILITIES		290,650	288,820

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the three-months ended March 31, 2026 and 2025

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2026	86	285,742	(109,834)	175,994
Income for the period	-	-	1,089	1,089
Other comprehensive income	-	-	-	-
Total comprehensive income for the period	-	-	1,089	1,089
As at March 31, 2026	86	285,742	(108,745)	177,083

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2025	82	284,406	(108,087)	176,401
Loss for the period	-	-	(1,482)	(1,482)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the period	-	-	(1,482)	(1,482)
As at March 31, 2025	82	284,406	(109,569)	174,919

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the three-months ended March 31, 2026 and 2025

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31,
	Notes	2026	2025
Operating activities
Income/(Loss) for the period		1,089	(1,482)
Adjustments for:
Depreciation	5	2,474	2,481
Depreciation of deferred drydocking costs	5	1,044	1,262
Payment of deferred drydocking costs		(45)	(430)
Provision for staff retirement indemnities		14	43
Gain from sale of vessel		-	(2,137)
(Gain) / Loss on derivative financial instruments		(4)	23
Interest expense and finance costs		1,756	2,152
Interest income		(184)	(378)
Foreign exchange losses, net		27	44
(Increase)/decrease in:
Trade receivables, net		(1,166)	(861)
Inventories		(407)	(465)
Prepayments and other assets		(1,437)	(217)
Increase/(decrease) in:
Trade accounts payable		1,203	(41)
Accrued liabilities and other payables		536	(112)
Deferred revenue		(42)	1,023
Net cash generated from operating activities		4,858	905
Cash flows from investing activities:
Net proceeds from sale of vessel	5	-	8,362
Vessels’ improvements		(1)	(26)
Purchases of office furniture and equipment		(1)	(8)
Interest received		161	378
Net cash generated from investing activities		159	8,706
Cash flows from financing activities:
Prepayment of long-term debt	8	-	(1,879)
Repayment of long-term debt and financial liabilities		(2,014)	(2,165)
(Increase)/decrease in restricted cash	3	-	708
Repayment of lease liability - principal		(82)	(73)
Interest paid		(1,590)	(1,949)
Net cash used in financing activities		(3,686)	(5,358)
Net increase in cash and cash equivalents		1,331	4,253
Cash and cash equivalents at the beginning of the period	3	26,254	46,837
Cash and cash equivalents at the end of the period	3	27,585	51,090

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2026

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.       Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at March 31, 2026:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Name
Globus Shipmanagement Corp.	Marshall Islands	-	- (1)
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	August 20, 2024	m/v GLBS Might (2)
Paralus Shipholding S.A.	Marshall Islands	September 20, 2024	m/v GLBS Magic (2)
Dulac Maritime S.A.	Marshall Islands	November 19, 2024	m/v GLBS Angel
Domina Maritime Ltd.	Marshall Islands	December 3, 2024	m/v GLBS Gigi
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012
Devocean Maritime Ltd.	Marshall Islands	-	-
Artful Shipholding S.A.	Marshall Islands	-	-
Glomarops Limited	Marshall Islands	-	- (3)

(1)	Management Company.
(2)	Subject to sale and bareboat back arrangements which account as financing arrangements(Note 8).
(3)	Payment centre.

Except for the changes disclosed in note 2, these unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. The operating results for the three-month period ended March 31, 2026, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

The unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2026, have been prepared in accordance with IAS 34 Interim Financial Reporting.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2026

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.       Basis of presentation and general information (continued)

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2025 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2025 Annual Report.

The unaudited interim condensed consolidated financial statements as at March 31, 2026 and for the three months then ended, were approved for issuance by the Board of Directors on June 9, 2026.

Going Concern basis of accounting:

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As at March 31, 2026, the Company reported Cash and cash equivalents of $27,585, a working capital surplus of $21,953, net cash generated from operating activities of $4,858 and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern at least for twelve months following the end of the reporting period and these consolidated financial statements were prepared under this assumption  .

Conflicts

Ongoing geopolitical conflicts, including the war in Ukraine and continued instability and tensions in the Middle East, have contributed to volatility in global trade, energy markets, sanctions regimes and supply chains. Political, economic, and social instability in Venezuela and the resultant sanctions or other measures imposed in response, including the on-going U.S. campaign of seizing Venezuela-linked oil tankers and potential further U.S. military and political intervention, may disrupt the Company’s business, financial conditions, operating results, and cash flows. Further developments, including the expansion of sanctions, trade restrictions, disruptions to key shipping routes (including the Red Sea), or increased insurance, fuel or financing costs, could adversely affect the Company’s business, financial condition, results of operations and cash flows. While the Company has not experienced a material impact on its operations as of the reporting date, the duration, escalation, and broader economic consequences of these conflicts remain uncertain.

2.       Changes in Accounting policies and Recent accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2025, as included in Note 2 to the Company’s consolidated financial statements included in the 2025 Annual Report. There have been no changes to the Company’s accounting policies and recent accounting pronouncements in the three-month period ended March 31, 2026 other than the IFRS amendments which have been adopted by the Company as of 1 January 2026 as indicated below:

•	IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures - Classification and Measurement of Financial Instruments (Amendments). In May 2024, the IASB issued amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures and they become effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. Management has assessed the effect of these amendments on the Company’s financial statements and disclosures and concluded that no significant changes occurred.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2026

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.       Changes in Accounting policies and Recent accounting pronouncements (continued)

•	Annual Improvements to IFRS Accounting Standards – Volume 11. In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11. An entity shall apply those amendments for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted. Management has assessed the effect of these amendments on the Company’s financial statements and disclosures and concluded that no significant changes occurred.

3        Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	March 31, 2026	December 31, 2025
Cash on hand	45	55
Cash at banks	27,540	26,199
Total cash and cash equivalents	27,585	26,254

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at March 31, 2026 and December 31, 2025, was $27,585 and $26,254, respectively.

As at March 31, 2026 and December 31, 2025, the Company had pledged an amount of $2,450, in order to fulfil collateral requirements. The fair value of the restricted cash as at March 31, 2026 was $2,450, $2,000 included in non-current assets and $450 included in current assets. The fair value of the restricted cash as at December 31, 2025 was $2,450, $2,000 included in non-current assets and $450 included in current assets as at December 31, 2025. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4        Transactions with Related Parties

In August 2024, the Company entered into a rental agreement with F.G. Europe, an affiliate of Globus’s chairman, for 902 square meters of office space, at the monthly rate of Euro 27,500 (absolute amount) and with a lease period ending of August 4, 2027. In December 2025, the rental agreement with F.G. Europe was terminated. Effective January 1, 2026, the Company entered into a new rental agreement with Cyberonica S.A., also an affiliate of Globus’s chairman, for the same office space at a monthly rent of €27,500 (absolute amount), subject to an annual adjustment of 1%. The lease term runs through December 31, 2028. The Company does not presently own any real estate. During the three-month periods ended March 31, 2026 and 2025, the rent charged amounted to $97 and $86, respectively.

The depreciation charge for the respective right-of-use asset for the three-month periods ended March 31, 2026 and 2025, was $88 and $82, respectively, and was recognized in the condensed consolidated statement of comprehensive income/(loss) under depreciation. The interest expense on lease liabilities for the three-month periods ended March 31, 2026 and 2025, was $16 and $13, respectively, and recognized under interest expense and finance costs in the condensed consolidated statement of comprehensive income/(loss). The total cash outflows for leases the three-month periods ended March 31, 2026 and 2025, were approximately $82 and $73, respectively, and were recognized in the condensed consolidated statement of cash flows under the Payment of lease liability – principal.

As at December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company (Goldenmare Limited) of its CEO and CFO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO and CFO. On February 26, 2026 a one-time bonus of $2 million   was awarded to a consulting company affiliated with our Chief Executive Officer, half of which is payable immediately upon the delivery of the newbuilding vessel S3012 (i.e., the vessel constructed by Nihon Shipyard Co. in Japan pursuant to the agreement dated August 18, 2023) and the balance at the delivery of Hull SK 192 (i.e., the vessel constructed by Nihon Shipyard Co. in Japan pursuant to the other agreement dated August 18, 2023), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such delivery. The related expense for the three-month period ended March 31, 2026, amounted to $699, of which $583 related to a portion of the bonus and $115 related to consultancy fees under the management agreement. The related expense for the three-month period ended March 31, 2025, amounted to $108 and related solely to consultancy fees under the management agreement. These amounts are included in Administrative expenses payable to related parties in the accompanying condensed consolidated statement of comprehensive income/(loss).

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2026

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4        Transactions with Related Parties (continued)

As at March 31, 2026 and 2025, Goldenmare Limited owned 10,300 of the Company’s Series B preferred shares. Each Series B preferred share has 25,000 votes, provided that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of the beneficial owner of any such holder of Series B preferred shares, together with its affiliates, exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Except as otherwise provided by applicable law, holders of the Company’s Series B preferred shares and the Company’s common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Athanasios Feidakis has substantial control and influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, through his ability to direct the vote of such Series B preferred shares.

In 2024, the Company changed the annual compensation of the non-executive directors to be set at $80  , regardless of roles and committee seats. Compensation to Globus non-executive directors and executive director are recognized under administrative expenses payable to related parties in the condensed consolidated statements of comprehensive income/(loss). The related expense for the three-month periods ended March 31, 2026 and 2025, amounted to $80 and are included in the Administrative expenses payable to related parties in the accompanying condensed consolidated statement of comprehensive income/(loss  ).

As of March 31, 2026 the balance due to Related parties was $397   ($294 as of December 31, 2025)   and are included in Trade accounts payables in the accompanying condensed consolidated statement of financial position. As of March 31, 2026 the amount of $583 with respect to the portion of the bonus (nil as of December 31, 2025) is included in Accrued liabilities and other payables in the accompanying condensed consolidated statement of financial position.

5        Vessels, net

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of drydocking costs	Net Book Value
Balance at January 1, 2026	299,291	(72,725)	16,920	(10,295)	233,191
Depreciation	-	(2,377)	-	(1,044)	(3,421)
Balance at March 31, 2026	299,291	(75,102)	16,920	(11,339)	229,770

For the purpose of the unaudited condensed consolidated statement of comprehensive income/(loss), depreciation, comprises the following:

	For the period ended March 31, 2026	For the period ended March 31, 2025
Vessels’ depreciation	2,377	2,389
Depreciation on office furniture and equipment	8	10
Depreciation of right of use asset	89	82
Total	2,474	2,481

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The total gain from the sale of the vessel amounted to $2,137. The vessel was delivered to her new owners on March 17, 2025.

No impairment or reversal of impairment was recognized for the first quarter of 2026 and 2025.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2026

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6        Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	March 31,	December 31,
	2026	2025
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

As at March 31, 2026 and December 31, 2025 the Company had 21,582,301 common shares issued and fully paid. During the periods ended March 31, 2026 and 2025 no new common shares were issued.

As at March 31, 2026, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments. At March 31, 2026 and December 31, 2025, Globus share premium amounted to $285,742.

As at March 31, 2026 and December 31, 2025, no December 2020 Warrants, as defined in the 2025 Annual Report, had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

As at March 31, 2026 and December 31, 2025, no January 2021 Warrants, as defined in the 2025 Annual Report, had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

As at March 31, 2026 and December 31, 2025, no February 2021 Warrants, as defined in the 2025 Annual Report, had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

As at March 31, 2026 and December 31, 2025, no June 2021 Warrants, as defined in the 2025 Annual Report, had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

The Company’s warrants are classified in equity, following the Company’s assessment that warrants meet the equity classification criteria as per IAS 32. The total outstanding number of warrants as at March 31, 2026, was 18,020,570 to purchase an aggregate of 18,020,570 common shares.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares.

As at March 31, 2026, the Company had 1,000,000 common shares issued under the Plan.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2026

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

7        Earnings/(Loss) per Share

Basic income / (loss) per share (“EPS” / “LPS”) is calculated by dividing the net income for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings per share is calculated by dividing the net income / (loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

As for the three-month ended March 31, 2026, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the three-month period ended March 31, 2026, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect. As the Company reported losses for the period ended March 31, 2025, the effect of any incremental shares would be anti-dilutive and thus excluded from the computation of the diluted LPS.

The following reflects the net income/(loss  ) per common share:

	For the period ended March 31,
	2026	2025
Income / (Loss) attributable to common equity holders	1,089	(1,482)
Weighted average number of shares – basic and diluted	21,582,301	20,582,301
Net income / (loss) per common share – basic and diluted	$0.05	$(0.07)

8         Long-Term Debt and Financial Liability, net

Long-term debt (a,b) and financial liabilities (c,d and e) in the condensed consolidated statement of financial position are analysed as follows:

	Borrowers / Lenders	Principal	Deferred finance costs	Modification of Loan	Accrued Interest	Amortized cost
(a)	Serena Maritime Limited, Salaminia Maritime Limited, Talisman Maritime Limited and Argo Maritime Limited. / First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	35,869	(179)	(408)	283	35,565
(b)	Calypso Shipholding S.A. / Marguerite Maritime S.A.	20,935	(241)	-	115	20,809
	Total Long-term debt at March 31, 2026	56,804	(420)	(408)	398	56,374
	Less: Current Portion	(6,165)	207	300	(398)	(6,056)
	Long-Term Portion	50,639	(213)	(108)	-	50,318

	Total Long-term debt at December 31, 2025	58,345	(471)	(482)	440	57,832
	Less: Current Portion	(6,165)	208	300	(440)	(6,097)
	Long-Term Portion	52,180	(263)	(182)	-	51,735

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2026

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8        Long-Term Debt and Financial Liability, net (continued)

(c)	Daxos Maritime Limited / SK Shipholding S.A.	26,176	(278)	-	-	25,898

(d)	Paralus Shipholding S.A. / Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A.	23,907	(249)	-	-	23,658

(e)	Olympia Shipholding S.A. / SK Shipholding S.A.	1,400	-	-	-	1,400

	Total Financial liabilities at March 31, 2026	51,483	(527)	-	-	50,956
	Less: Current Portion	(1,958)	57	-	-	(1,901)
	Long-Term Portion	49,525	(470)	-	-	49,055

	Total Financial liabilities at December 31, 2025	51,954	(541)	-	-	51,413
	Less: Current Portion	(1,942)	57	-	-	(1,885)
	Long-Term Portion	50,012	(484)	-	-	49,528

Details of the Company’s credit facilities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report  .

As of March 31, 2026, the Company had available undrawn financing commitments relating to its vessels under construction. Specifically, under the $28.0 million (absolute amount) sale and bareboat back arrangement entered into through Olympia Shipholding S.A., the Company had an unused committed amount of $26.6 million (absolute amount), after receipt of the $1.4 million (absolute amount) advance deposit. In addition, under the loan agreement entered into through Thalia Shipholding S.A., the Company had an unused committed amount of $25.0 million (absolute amount).

As at March 31, 2026, the Company was in compliance with the loan covenants of the agreement with the lenders.

The contractual annual principal payments relating to the First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) loan facility, the Marguerite Loan Facility, the Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. sale and bareboat back arrangement and the SK Shipholding S.A. sale and bareboat back arrangements for Daxos Maritime Limited and Olympia Shipholding S.A. to be made subsequent to March 31, 2026, were as follows:

March 31,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	Marguerite Maritime S.A.	SK Shipholding S.A. / Daxos Maritime Limited	Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A.	SK Shipholding S.A. / Olympia Shipholding S.A.	Total
2027	4,985	1,180	1,095	821	41	8,122
2028	30,884	1,180	1,144	858	62	34,128
2029	-	1,180	1,168	931	62	3,341
2030	-	17,395	1,192	967	62	19,616
2031 and thereafter	-	-	21,577	20,330	1,173	43,080
Total	35,869	20,935	26,176	23,907	1,400	108,287

9        Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2026

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10      Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between nil days to approximately four months as at March 31, 2026, assuming redelivery at the earliest possible date. As at December 31, 2025, the non-cancellable arrangements had remaining terms between nil days to five months, assuming redelivery at the earliest possible date. Future net minimum revenues receivable under non-cancellable operating leases as at March 31, 2026 and December 31, 2025, were as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	March 31, 2026	December 31, 2025
Within one year	8,541	12,264
Total	8,541	12,264

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $4,351 and $4,799 for the periods ended March 31, 2026 and 2025, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $7,897 and $3,820 for the periods ended March 31, 2026 and 2025, respectively.

Office lease contract

As further discussed in Note 4 the Company has recognized a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of Globus’s chairman).

The depreciation charge for right-of-use assets for the period ended March 31, 2026 and 2025, was approximately $88 and $82 respectively, and the interest expense on lease liability for the period ended March 31, 2026 and 2025, was approximately $16 and $12, respectively, and recognised in the condensed consolidated statement of comprehensive income/(loss) under depreciation and interest expense and finance costs, respectively.

At March 31, 2026 and December 31, 2025, the current lease liabilities amounted to $356 and nil, respectively, and the non-current lease liabilities amounted to $624 and nil, respectively, and are included in the accompanying condensed consolidated statements of financial position.

Commitments under shipbuilding contracts

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carriers of about 64,000 dwt each. The two vessels will be built at Nihon Shipyard Co. in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first installment of $7.5 million (absolute amount) for both vessels under construction. In August 2024 paid the second installment of $7.5 million (absolute amount), and in September and November 2025 paid the third installment of $7.5 million in aggregate (absolute amount) for both vessels under construction.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2026

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10      Commitments (continued)

The contractual annual payments per subsidiary to be made subsequent to March 31, 2026, were as follows:

	Olympia Shipholding S.A.	Thalia Shipholding S.A.	Total
April 1, 2026 to December 31, 2026	26,530	26,530	53,060
Total	26,530	26,530	53,060

11      Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured or disclosed at fair value, including their levels in the fair value hierarchy (as defined in note 2.22 of the 2025 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
March 31, 2026
	Financial assets
Financial assets measured at fair value
Current portion of fair value of derivative financial instruments	33	-	33	-	33
	33

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
March 31, 2026
	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	56,804	-	57,823	-	57,823
Financial liabilities	51,483	-	52,151	-	52,151
	108,287

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2026

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11      Fair values (continued)

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2025
	Financial assets
Financial assets measured at fair value
Current portion of fair value of derivative financial instruments	113	-	113	-	113
	113

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	58,345	-	59,453	-	59,453
Financial liabilities	51,954	-	52,511	-	52,511
	110,299

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value

Asset and liabilities not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Long-term borrowings & Financial Liabilities	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

12      Events after the reporting date

No events after the reporting date.